SAG Holdings Limited

14 Ang Mo Kio 63

Singapore 569116

April 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	SAG Holdings Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed October 7, 2022
CIK No. 0001933951

Ladies and Gentlemen:

By letter dated April 7, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SAG Holdings Limited (the “Company”) with comments on the Company’s Registration Statement on Form F-1, described above. This letter contains the Company’s responses to the Staff’s comments. Concurrently herewith, the Company is filing Amendment No. 4 to the Registration Statement on Form F-1.

Amendment No. 3 to Registration Statement submitted March 29, 2022

Preliminary Prospectus, page i

1.	It appears the $11,500,000 proceeds to the Company before expenses is not determined based on the offering of 3,750,000 Ordinary Shares by SAG Holding Limited as stated in footnote (4), please revise the disclosure to reconcile the difference.

We have clarified the disclosure to make it clear that the proceeds to the Company are from the 3,125,000 shares offered by the Company.

Capitalization, page 30

2.	Your disclosure of 12,500,000 Ordinary Shares outstanding on an as adjusted basis appears to be inconsistent with the sum of 9,375,000 Ordinary Shares outstanding on an actual basis as of January 31, 2023 and 3,750,000 Ordinary Shares to be issued in this offering. Please revise to reconcile the difference.

We have revised the Capitalization disclosure to clarify that the total shares issued in the offering will be 3,750,000, of which 3,125,000 are offered by the Company and 625,000 are offered by the Selling Shareholders..

Securities and Exchange Commission

Division of Corporation Finance

Attention: Scott Anderegg

3.	Please tell us how you have reflected the deductions for underwriting discounts and estimated offering expenses in the capitalization table.

The deductions for underwriting discounts and estimated offering expenses in the capitalization table were offset against retained earnings.

Dilution, page 31

4.	Please provide your dilution disclosure as of the date of your latest balance sheet provided in accordance with Item 9.E of Form 20-F. Please revise to reflect the underwriting discounts and commissions and estimated offering expenses in your calculation of the pro forma net tangible book value per share after giving effect to this offering.

We have provided the dilution disclosure as of February 28, 2023, the date of our latest balance sheet and revised the discounts and commissions and estimated offering expenses in the calculation of the pro forma net tangible book value per share after giving effect to the offering.

Exhibit Index, page II-2

5.	We note you have filed two legal opinions. Both legal opinions are undated and have blanks for certain dates. In addition, the legal opinion provided by Conyers Dill & Pearman does not state the number of shares being registered. Please file legal opinions that are dated, and complete. In addition, with regard to the Conyers Dill & Pearman legal opinion, please file a revised opinion identifying the number of shares covered by the opinion.

We have filed final dated and completed legal opinions with the Registration Statement.

General

6.	Revise to clarify the total number of ordinary shares that will be offered in the underwritten offering.

We have clarified the disclosure to make it clear that the total offering is 3,750,000, of which 3,125,000 shares are being offered by the Company and 625,000 shares are being offered by the Selling Shareholders.

Sincerely,

SAG Holdings Limited

/s/ Ivy Lee
By:	Ivy Lee
Chief Financial Officer

cc:	David L. Ficksman
R. Joilene Wood